



Filed pursuant to Rule 497(a)
SEC File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY

INVESTOR PRESENTATION

EAGLE POINT
CREDIT COMPANY

DECEMBER 31, 2017

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should also consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus and other SEC filings contain this and other important information about the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this investor report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

KEY FINANCIAL AND PORTFOLIO STATISTICS [1]



(Dollar amounts are per share of common stock)	Q4 2017	Q3 2017 (Unaudited)	Q2 2017 (Unaudited)	Q1 2017 (Unaudited)	Q4 2016
U.S. GAAP Net Investment Income ("NII") before Excise Tax [2]	$0.43	$0.43	$0.48	$0.52	$0.51
U.S. GAAP Realized Gain/(Loss) [2]	0.06	0.00	$0.05	$0.08	$0.07
Total U.S.GAAP NII and Realized Gain/(Loss) before Excise Tax [2]	$0.49	$0.43	$0.53	$0.60	$0.58
Excise Tax [2]	$0.00	$0.02	$0.00	$0.00	($0.04)
Total U.S.GAAP NII and Realized Gain/(Loss) [2]	$0.49	$0.45	$0.53	$0.60	$0.54
Portfolio Cash Distributions Received [2] [3]	$1.83	$1.44	$1.75	$1.75	$1.64
Common Share Distributions Paid [4]	$0.60	$0.60	$0.60	$0.40 [5]	$0.60
Special Common Share Distributions Paid	$0.00	$0.45	$0.00	$0.00	$0.00
Total Common Share Distributions Paid	$0.60	$1.05	$0.60	$0.40	$0.60
Common Share Market Price (period end)	$18.81	$20.69	$20.68	$20.85	$16.71
Net Asset Value (period end)	$16.77	$16.67	$17.53	$17.13	$17.48
$ Premium / (Discount)	$2.04	$4.02	$3.15	$3.72	($0.77)
% Premium / (Discount)	12.2%	24.1%	18.0%	21.7%	-4.4%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$447.27	$439.40	$410.24	$380.04	$385.60
CLO Debt	$7.27	$9.91	$12.84	$6.87	$7.19
Loan Accumulation Facilities	$25.37	$20.66	$23.55	$14.74	$17.95
Cash	$14.05	$14.44	$6.34	$15.81	$26.25
Receivables and Other Assets	$19.01	$15.56	$16.68	$19.14	$11.38
Liabilities					
Notes (Net of Deferred Issuance Costs)	($88.61)	($88.52)	($58.00)	($57.88)	($57.81)
Preferred Stock (Net of Deferred Issuance Costs)	($88.36)	($88.25)	($87.44)	($87.34)	($87.44)
Payables and Other Liabilities	($20.74)	($15.28)	($7.09)	($8.86)	($15.07)
Net Assets	$315.26	$307.91	$317.14	$282.52	$288.05
Weighted Avg of Common Shares for the period	18,579,281	18,230,437	17,627,347	16,475,041	15,541,220
Common Shares Outstanding at end of period	18,798,815	18,474,034	18,090,708	16,489,431	16,474,879

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2016 Annual Report, 2017 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

(2) Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.

(3) Cash distributions include funds received from CLOs called (which funds include a return of the Company's remaining invested capital in the applicable CLOs).

(4) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."

(5) In February 2017, the Company announced its intention to make distributions on its common stock on a monthly basis rather than a quarterly basis. The change in the distributions paid per share of common stock from $0.60 in the prior quarter to $0.40 in Q1 2017 was a result of the conversion to a monthly distribution frequency during the period.

PORTFOLIO CASH FLOW COMPONENTS [1]



Portfolio Cash Distributions Received From:	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
CLO Equity Making First Equity Distribution	$0.00	$1.29	$10.81	$0.11	$0.45
All Other CLO Equity	$33.15	$23.88	$19.56	$27.78	$21.62
CLO Debt	$0.16	$0.24	$0.12	$0.17	$0.16
Loan Accumulation Facilities	$0.65	$0.90	$0.31	$0.82	$3.22
Other Cash Flow	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$33.96	$26.31	$30.80	$28.88	$25.45
Portfolio Cash Distributions Received Per Share [2][3]	$1.83	$1.44	$1.75	$1.75	$1.64
Weighted Avg Common Shares Outstanding for the period	18,579,281	18,230,437	17,627,347	16,475,041	15,541,220
Common Shares Outstanding at end of period	18,798,815	18,474,034	18,090,708	16,489,431	16,474,879

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2016 Annual Report, 2017 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions except for per share amounts.

(2) Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.

(3) Cash distributions include funds received from CLOs called during the quarter (which funds include a full return of the Company's remaining invested capital in the applicable CLOs).

PORTFOLIO INFORMATION(1)



CLO Equity Holdings (as of December 31, 2017) (2)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q4 2017	Income Accrued During Q3 2017	Cash Received During Q4 2017	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 1	2014	RF Q1-17	Jan-17	Jan-19	2026	$259	$278	$769	276%	6.24%	2.37%	3.45%	2,916	72
Equity # 2	2014	RF Q2-17	Apr-16	Apr-18	2025	$404	$418	$483	115%	5.10%	4.20%	3.51%	2,715	81
Equity # 3	2013	RF Q1-17	Jan-16	Jan-18	2025	$299	$413	$489	118%	8.81%	4.56%	3.33%	2,823	73
Equity # 5	2013	RS Q4-17	Oct-19	Oct-22	2030	$432	$373	$201	54%	5.52%	4.75%	3.42%	2,852	83
Equity # 6	2014	RF Q2-17	Oct-16	Oct-18	2025	$316	$307	$523	170%	9.53%	1.87%	4.09%	2,861	71
Equity # 7	2012	RS Q2-17	Jul-19	Jul-22	2029	$266	$255	$173	68%	3.48%	4.91%	3.56%	2,685	79
Equity # 8	2013	RF Q2-17	Aug-15	Oct-17	2025	$0	$0	$361	NM	6.04%	2.41%	3.41%	2,722	73
Equity # 9	2013	Called Q3-17	Oct-15	Oct-17	2025	$0	$37	$1,617	NM	N/A	N/A	N/A	N/A	N/A
Equity # 10	2014	RF Q3-17	Oct-16	Oct-18	2026	$230	$164	$419	256%	4.95%	3.62%	3.35%	2,876	91
Equity # 11	2013	RS Q4-17	Oct-19	Oct-22	2030	$490	$321	$387	120%	5.65%	4.31%	3.64%	2,813	71
Equity # 12	2015	RF Q2-17	Oct-16	Jan-19	2027	$429	$435	$602	138%	3.33%	5.24%	3.75%	2,768	67
Equity # 13	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$179	NM	4.36%	0.78%	3.47%	2,844	70
Equity # 14	2014	RF Q1-17	Jan-17	Jan-19	2026	$79	$85	$243	286%	6.24%	2.37%	3.45%	2,916	72
Equity # 15	2014	RF Q1-17	Oct-16	Oct-18	2026	$53	$61	$157	255%	4.70%	3.27%	3.53%	2,749	84
Equity # 16	2013	Called Q2-17	Apr-15	Apr-17	2025	$0	$0	$85	NM	N/A	N/A	N/A	N/A	N/A
Equity # 17	2014	RF Q3-17	Oct-16	Oct-18	2025	$107	$91	$201	220%	5.68%	3.17%	3.99%	2,909	76
Equity # 18	2013	RF Q2-17	Oct-15	Oct-17	2025	$21	$32	$152	471%	3.27%	4.22%	3.19%	2,780	58
Equity # 19	2013	RS Q4-17	Oct-19	Oct-22	2030	$63	$0	$190	NM	7.89%	3.71%	3.26%	2,886	66
Equity # 20	2014	RF Q2-17	Oct-16	Oct-18	2026	$12	$20	$150	740%	5.01%	2.86%	3.26%	2,742	80
Equity # 21	2012	RS Q2-17	Jul-19	Jul-22	2029	$119	$134	$39	29%	3.48%	4.91%	3.56%	2,685	79
Equity # 22	2015	RF Q1-17	Nov-16	Nov-18	2025	$201	$205	$284	138%	4.52%	1.59%	3.41%	2,733	74
Equity # 24	2014	RF Q2-17	May-16	May-18	2025	$91	$95	$172	180%	10.84%	1.78%	4.20%	2,874	70
Equity # 25	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$0	$90	NM	4.29%	2.34%	3.44%	2,451	73
Equity # 26	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$0	$71	NM	5.00%	1.51%	3.36%	2,617	76
Equity # 27	2014	RF Q3-17	Jul-16	Jul-18	2026	$344	$209	$472	226%	4.54%	2.80%	3.51%	2,793	83
Equity # 28	2014	RF Q2-17	Apr-16	Apr-18	2026	$15	$13	$66	NM	5.58%	1.82%	3.32%	2,715	84
Equity # 29	2014	RF Q2-17	Apr-16	Apr-18	2025	$14	$14	$16	114%	5.10%	4.20%	3.51%	2,715	81
Equity # 30	2015		Dec-16	Jul-19	2027	$905	$925	$1,242	134%	4.67%	5.42%	4.25%	2,963	72
Equity # 31	2014	Called Q4-17	Apr-16	Apr-18	2026	$47	$229	$9,074	NM	N/A	N/A	N/A	N/A	N/A
Equity # 32	2015		Nov-16	Jul-19	2027	$496	$511	$712	139%	7.79%	5.21%	4.22%	2,882	87
Equity # 33	2015		Oct-17	Oct-19	2027	$232	$268	$313	117%	1.47%	5.08%	3.55%	2,786	83
Equity # 34	2015		Jul-17	Jul-20	2027	$495	$513	$754	147%	9.41%	5.07%	4.22%	2,950	74
Equity # 35	2015		Jul-17	Jul-20	2028	$333	$345	$418	121%	5.30%	3.98%	3.61%	2,893	71
Equity # 36	2016		Apr-18	Oct-20	2027	$286	$289	$314	109%	2.02%	4.05%	3.65%	2,617	74
Equity # 37	2013	RS Q4-16	Oct-18	Oct-20	2028	$167	$207	$314	151%	6.09%	3.57%	3.80%	3,035	66
Equity # 38	2014	RF Q1-17	Oct-16	Oct-18	2025	$300	$242	$289	119%	5.18%	3.49%	3.58%	2,886	76
Equity # 39	2013	RS Q2-17	May-19	May-22	2047	$266	$225	$297	132%	5.13%	5.32%	3.66%	3,026	69
Equity # 43	2013	RF Q1-17	Jan-16	Jan-18	2026	$87	$120	$148	124%	7.30%	2.29%	3.25%	2,758	74
Equity # 45	2014	RF Q1-17	Apr-16	Apr-18	2026	$319	$328	$468	143%	7.21%	4.00%	3.66%	2,790	77
Equity # 46	2016		Jul-18	Jul-20	2028	$376	$381	$478	126%	2.27%	5.30%	3.67%	2,699	80

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2017 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.

PORTFOLIO INFORMATION[(1)] (CONT.)



CLO Equity Holdings (as of December 31, 2017) [(2)]	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q4 2017	Income Accrued During Q3 2017	Cash Received During Q4 2017	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 47	2016		Jul-18	Jan-21	2027	$256	$289	$298	103%	0.98%	4.07%	3.62%	2,553	69
Equity # 48	2016		Apr-19	Apr-21	2028	$100	$98	$91	92%	3.14%	5.12%	3.47%	2,884	84
Equity # 50	2012	RF Q3-16 / Called Q1-17	Aug-14	Aug-16	2024	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Equity # 51	2012	Called Q1-17	Jul-17	Jul-20	2022	$0	$0	$329	NM	N/A	N/A	N/A	N/A	N/A
Equity # 52	2016		Jul-18	Jul-21	2029	$81	$88	$87	99%	2.96%	4.24%	3.71%	2,803	69
Equity # 53	2016		Oct-18	Oct-20	2028	$197	$179	$291	162%	6.02%	5.08%	4.16%	2,821	84
Equity # 54	2014		Oct-16	Oct-18	2026	$33	$38	$55	146%	7.90%	3.90%	3.63%	2,838	77
Equity # 55	2016		Jan-19	Sep-21	2028	$952	$1,156	$1,485	128%	2.10%	4.28%	3.53%	2,722	73
Equity # 56	2016		Jul-19	Jan-22	2029	$767	$1,116	$1,061	95%	0.83%	5.01%	3.53%	2,741	72
Equity # 57	2016		Jul-19	Jan-22	2029	$498	$669	$624	93%	2.75%	5.00%	3.55%	2,904	80
Equity # 58	2016		Jan-19	Jan-21	2029	$370	$572	$760	133%	0.65%	4.50%	3.56%	2,681	73
Equity # 59	2016		Jan-19	Jan-21	2028	$34	$35	$38	108%	2.88%	4.46%	3.68%	2,874	59
Equity # 63	2014	RF Q1-17	Apr-16	Apr-18	2026	$22	$23	$73	320%	5.71%	2.25%	3.37%	2,897	74
Equity # 65	2017		Apr-19	Apr-21	2029	$620	$650	$730	112%	0.00%	5.18%	3.68%	2,722	79
Equity # 66	2014	RF Q2-17	Oct-16	Oct-18	2025	$131	$161	$244	152%	5.01%	4.59%	3.67%	2,956	72
Equity # 67	2017		Jul-19	Jul-21	2029	$315	$302	$1,221	404%	5.04%	4.83%	4.19%	2,815	88
Equity # 68	2017		Apr-19	Apr-22	2029	$699	$674	$1,633	242%	1.92%	5.02%	3.50%	2,960	81
Equity # 69	2014	RF Q1-17	May-16	May-18	2026	$56	$58	$91	155%	7.15%	1.77%	3.26%	2,769	75
Equity # 70	2016		Jul-19	Jul-21	2029	$144	$151	$179	119%	5.31%	6.20%	3.96%	2,720	73
Equity # 71	2014	RF Q1-17	Oct-16	Oct-18	2026	$35	$35	$52	148%	5.66%	2.70%	3.40%	2,761	78
Equity # 72 [(3)]	2017		Aug-19	Aug-21	2037	$431	$204	$0	0%	0.00%	5.34%	4.06%	2,694	69
Equity # 73	2015	RS Q2-17	May-19	May-21	2029	$256	$171	$307	179%	3.23%	5.00%	3.85%	2,782	73
Equity # 74 [(3)]	2017		Nov-19	Nov-21	2029	$79	$14	$0	0%	4.18%	4.96%	3.92%	2,873	69
Equity # 76 [(3)]	2017		Oct-19	Oct-22	2030	$240	$82	$0	0%	0.80%	5.20%	3.65%	2,864	67
Equity # 75 [(3)]	2017		Oct-19	Oct-22	2030	$598	$108	$0	0%	0.17%	5.35%	3.64%	2,769	77
Equity # 77	2014	RF Q1-17	Nov-16	Nov-18	2026	$25	$0	$30	NM	6.01%	1.94%	3.79%	2,664	73
Equity # 78 [(3)]	2017		Nov-19	Apr-22	2030	$174	$0	$0	NM	2.64%	5.36%	4.22%	2,735	74
Equity # 79 [(3)]	2017		Jan-20	Jan-23	2030	$95	$0	$0	NM	1.13%	5.00%	3.61%	N/A	N/A
Equity # 81 [(3)]	2017		Jan-20	Jan-23	2031	$37	$0	$0	NM	0.86%	5.05%	3.68%	N/A	N/A
Equity # 80 [(3)]	2018		Jan-20	Jan-23	2031	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Equity # 82 [(3)]	2017		Jan-20	Jan-22	2032	$6	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Total/Weighted Avg						**$15,809**	**$15,411**	**$33,091**	**215%**	**3.98%**	**4.25%**	**3.64%**	**2,804**	**75**
Positions no longer held as of December 31, 2017						$33	$64	$58						
Total including positions no longer held as of December 31, 2017						$15,842	$15,475	$33,149	214%					

(1)   The portfolio level data contained herein is unaudited and derived from the Company's 2017 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
(2)   Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.
(3)   As of December 31, 2017, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



The following table represents changes made to effective yields from the prior quarter end (as of December 31, 2017):

CLO Equity Holdings (as of December 31, 2017)	Effective Yield as of September 30, 2017 [(1)]	Effective Yield as of December 31, 2017 [(1)]	Change in Effective Yield
ALM VIII Preferred Shares	14.25%	11.13%	-3.13%
ALM XIX Preferred Shares	11.18%	11.18%	0.00%
Ares XLI Sub Notes	17.08%	11.82%	-5.26%
Ares XLIII Sub Notes	15.47%	15.47%	0.00%
Ares XXXIX Sub Notes	14.21%	14.21%	0.00%
Atrium IX Sub Notes	20.70%	20.70%	0.00%
Atrium XI Sub Notes	14.39%	10.84%	-3.55%
Avery Point V Income Notes	0.00%	0.00%	0.00%
Babson 2013-II Sub Notes	25.23%	15.74%	-9.49%
Bain 2016-2 Sub Notes	16.68%	9.54%	-7.15%
Barings 2016-III Sub Notes	14.42%	11.90%	-2.52%
Birchwood Park Sub Notes	18.49%	18.49%	0.00%
BlueMountain 2013-2 Sub Notes	2.93%	9.18%	6.25%
Bowman Park Sub Notes	15.75%	15.75%	0.00%
Brigade Battalion IX Sub Notes	9.29%	9.29%	0.00%
Bristol Park Sub Notes	15.80%	11.58%	-4.22%
Carlyle GMS 2014-5 Sub Notes	27.77%	27.77%	0.00%
Carlyle GMS 2017-4 Income Notes [(2)]	N/A	16.53%	New
CIFC Funding 2013-II Income Notes	24.41%	21.30%	-3.11%
CIFC Funding 2014 Income Notes	23.66%	23.66%	0.00%
CIFC Funding 2014 Sub Notes	23.66%	23.66%	0.00%
CIFC Funding 2014-III Income Notes	16.83%	16.83%	0.00%
CIFC Funding 2014-IV Income Notes	4.84%	4.84%	0.00%
CIFC Funding 2015-III Sub Notes	11.44%	11.44%	0.00%
Cutwater 2015-I Sub Notes	26.88%	26.88%	0.00%
DeAM Flagship VIII Income Notes	8.95%	8.95%	0.00%
DeAM Flagship VIII Sub Notes	8.95%	8.95%	0.00%
GSO Dewolf Park Income Note	14.46%	14.46%	0.00%
HarbourView VII Sub Notes	19.13%	19.13%	0.00%
HLA 2014-3 Sub Notes	13.02%	13.02%	0.00%
KVK 2013-2 Sub Notes	20.13%	20.13%	0.00%
KVK 2014-1 Sub Notes	22.39%	22.39%	0.00%
Madison Park XXI Sub Notes	13.66%	13.66%	0.00%
Marathon VI Sub Notes	26.23%	26.23%	0.00%
Marathon VII Sub Notes	19.86%	19.86%	0.00%
Marathon VIII Sub Notes	19.46%	19.46%	0.00%
Marathon X Sub Notes	13.48%	13.48%	0.00%
MJX Venture XXX Sub Notes [(2)]	N/A	16.87%	New

CLO Equity Holdings (as of December 31, 2017)	Effective Yield as of September 30, 2017 [(1)]	Effective Yield as of December 31, 2017 [(1)]	Change in Effective Yield
Napier Park Regatta III Sub Notes	4.47%	4.47%	0.00%
Octagon 26 Sub Notes	11.34%	11.34%	0.00%
Octagon 27 Sub Notes	11.19%	11.19%	0.00%
Octagon XIV Income Notes	11.72%	10.30%	-1.42%
Octagon XIV Sub Notes	11.72%	10.30%	-1.42%
Octagon XIX Sub Notes	0.00%	0.00%	0.00%
Octagon XVII Sub Notes	0.00%	0.00%	0.00%
Octagon XX Sub Notes	0.00%	0.00%	0.00%
OFSI BSL VIII Income Note	18.47%	18.47%	0.00%
OHA Credit Partners IX Sub Notes	1.75%	1.75%	0.00%
PineBridge Galaxy XVIII Class A Sub Notes	1.69%	1.69%	0.00%
Pinnacle Park Sub Notes	8.31%	8.31%	0.00%
Prudential Dryden 53 Income Notes [(2)]	N/A	16.76%	New
Prudential Dryden 56 Euro CLO [(2)]	N/A	10.65%	New
Steele Creek CLO 2015-1 Sub Notes	17.96%	17.96%	0.00%
THL Credit Wind River 2013-2 Income Notes	19.25%	18.03%	-1.22%
THL Credit Wind River 2014-1 Sub Notes	21.31%	21.31%	0.00%
THL Credit Wind River 2014-2 Income Notes	10.27%	10.27%	0.00%
THL Credit Wind River 2014-3 Sub Notes	19.45%	19.45%	0.00%
THL Credit Wind River 2016-1 Sub Notes	14.12%	14.12%	0.00%
THL Credit Wind River 2017-1 Sub Notes	20.03%	20.03%	0.00%
THL Credit Wind River 2017-3 Income Note	15.56%	15.56%	0.00%
Vibrant CLO V Sub Notes	17.88%	16.90%	-0.97%
Voya 2014-4 Sub Notes	13.28%	13.28%	0.00%
Zais 3 Sub Notes	31.58%	31.58%	0.00%
Zais 5 Sub Notes	20.00%	20.00%	0.00%
Zais 6 Sub Notes	18.04%	18.04%	0.00%
Zais 7 Income Note	19.02%	19.02%	0.00%
Weighted Avg	**15.62%**	**14.56%**	
Called CLO Equity Holdings [(3)]			
Apidos XIV Sub Notes	0.00%	0.00%	0.00%
Crescent Atlas Senior Loan Fund Sub Notes	0.00%	0.00%	0.00%
Madison Park VIII Sub Notes	0.00%	0.00%	0.00%
Sheridan Square Sub Notes	0.00%	0.00%	0.00%
GoldenTree VIII Sub Notes	8.06%	0.00%	-8.06%
Weighted Avg	**15.28%** [(4)]	**14.42%** [(5)]	

(1) Source: Consolidated Schedule of Investments of the Company's September 30, 2017 unaudited financial statements and December 31, 2017 audited financial statements.
(2) Not held as of September 30, 2017.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of September 30, 2017 (inclusive of securities sold during Q4 2017 and not reflected in this schedule) is 15.29%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2017 is 14.30%.

PORTFOLIO INFORMATION[1] (CONT.)



Current Loan Accumulation Facility Holdings (as of December 31, 2017)	Capital Invested	Income Accrued During Q4 2017	Cash Received During Q4 2017	Realized Gain/(Loss)
LAF #1	$7.62	$0.08	$0.00	$0.00
LAF #2	$2.86	$0.01	$0.00	$0.00
LAF #3	$3.02	$0.04	$0.00	$0.00
LAF #4	$7.62	$0.11	$0.00	$0.00
LAF #5	$4.25	$0.02	$0.00	$0.00
Sub Total	$25.37	$0.26	$0.00	$0.00
Prior Loan Accumulation Facilities [2]				
LAF #6	$8.64	$0.26	$0.54	$0.01
LAF #7	$2.83	$0.09	$0.11	$0.00
Sub Total	$11.47	$0.36	$0.65	$0.01
Total Loan Accumulation Facilities		$0.61	$0.65	$0.01

Reconciliation to U.S. GAAP Audited Financial Statements (as of December 31, 2017)	Income Accrued During Q4 2017
CLO Equity	$15.85
CLO Debt	$0.14
Loan Accumulation Facilities	$0.61
Total	$16.60

CLO Debt Holdings (as of December 31, 2017)	Capital Invested	Income Accrued During Q4 2017	Cash Received During Q4 2017
Debt #2	$1.66	$0.04	$0.03
Debt #3	$0.80	$0.00	$0.00
Debt #4	$0.77	$0.00	$0.01
Debt #5	$1.43	$0.03	$0.03
Debt #6	$1.35	$0.00	$0.00
Debt #7	$0.28	$0.00	$0.00
Debt #8	$0.36	$0.00	$0.00
Debt #9	$0.31	$0.00	$0.00
Sub Total	$6.96	$0.07	$0.07
Prior CLO Debt Holdings			
Debt #10	$0.67	$0.00	$0.00
Debt #11	$0.62	$0.01	$0.01
Debt #12	$1.15	$0.02	$0.03
Debt #13	$2.56	$0.00	$0.00
Debt #14	$1.56	$0.03	$0.03
Debt #15	$1.29	$0.00	$0.02
Sub Total	$7.85	$0.07	$0.09
Total CLO Debt		$0.14	$0.16

(1) The portfolio level data contained herein is audited and derived from the Company's 2017 Annual Report and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) These Loan Accumulation Facilities have priced into a CLO and are not reflected in the December 31, 2017 Schedule of Investments.

CLO COLLATERAL CHARACTERISTICS[1]



	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Number of unique underlying borrowers	1,253	1,213	1,197	1,172	1,151
Largest exposure to any individual borrower	1.00%	0.90%	0.94%	1.00%	1.04%
Average individual borrower exposure	0.08%	0.08%	0.08%	0.09%	0.09%
Exposure to ten largest underlying borrowers	6.30%	6.51%	6.39%	6.93%	6.78%
Aggregate indirect exposure to senior secured loans[2]	97.79%	98.09%	97.94%	97.84%	97.33%
Weighted average stated spread	3.66%	3.71%	3.75%	3.85%	3.97%
Weighted average LIBOR[3] floor	0.96%	0.96%	0.96%	0.95%	0.95%
Weighted average % of floating rate loans w/LIBOR[3] floors	75.61%	79.64%	83.21%	89.27%	91.24%
Weighted average credit rating of underlying collateral[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.20%	4.37%	4.22%	4.44%	4.43%
Weighted average market value of underlying collateral	98.54%	98.51%	98.43%	98.61%	98.62%
Weighted average maturity of underlying collateral	5.2 years	5.2 years	5.2 years	5.1 years	5.1 years
US dollar currency exposure	99.8%	100%	100%	100%	100%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. The Company obtains exposure in underlying senior secured loans indirectly through its investments in CLOs.
3. "LIBOR" refers to the London Interbank Offered Rate.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

OBLIGOR AND INDUSTRY EXPOSURES[1]



Top 25 Underlying Obligors				Top 10 Industries of Underlying Obligors [2]	
	% of Total		% of Total		% of Total
Dell Inc	1.0%	Caesars Entertainment Operating Company	0.4%	Health care	8.8%
Asurion	0.7%	Micro Focus	0.4%	Electronics/electrical	5.9%
TransDigm	0.6%	Royalty Pharma	0.4%	Business equipment & services	5.9%
CenturyLink	0.6%	Internet Brands	0.4%	Telecommunications	5.9%
Energy Future Holdings	0.6%	Endo Pharmaceutials	0.4%	Technology	5.4%
American Airlines	0.6%	Red Ventures LLC	0.4%	Lodging & casinos	5.0%
First Data	0.6%	Tempo Acquisition LLC	0.4%	Financial intermediaries	5.0%
Numericable	0.5%	Calpine	0.4%	Radio & Television	4.4%
Altice	0.5%	Air Medical Group	0.4%	Utilities	3.9%
WME/IMG Woldwide	0.5%	Compuware	0.3%	Building & Development	3.5%
Albertsons	0.5%	Avaya	0.3%		
Cable & Wireless	0.5%	Travelport	0.3%		
Avolon TLB Borrower 1 Luxembourg Sa rl	0.5%				
		Total	12.3%	Total	53.6%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as set forth in CLO trustee reports relating to investments held by the Company or, if such information is not available in CLO trustee reports, the categories are based on equivalent categorizations as reported by a third party data provider. In addition, certain underlying borrowers may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower or in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable



Rating Distribution of Underlying Obligors (2)



Maturity Distribution of Underlying Obligors



1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

COMPANY INFORMATION





Eagle Point Credit Company Inc.

20 Horseneck Lane

Greenwich, CT 06830

ICR (Media and Investor Relations)

IR@eaglepointcredit.com

(203) 340 8510